Exhibit 99.2

Third Quarter Report – 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2012	2011	2012	2011

Revenues	6(d)	$1,538	$1,308	$4,000	$3,847

Mine operating costs

Production costs	4	(646)	(460)	(1,670)	(1,423)

Depreciation and depletion	5(e) & 6	(188)	(163)	(500)	(505)

		(834)	(623)	(2,170)	(1,928)

Earnings from mine operations		704	685	1,830	1,919

Exploration and evaluation costs	5(b)	(17)	(16)	(52)	(42)

Share of net earnings (losses) of associates	5(c)	102	(6)	63	(12)

Corporate administration		(59)	(53)	(188)	(172)

Earnings from operations and associates	6	730	610	1,653	1,693

Impairment of available-for-sale securities	8(b)	(6)	-	(68)	(1)

Gains on disposition of securities, net	8(b)	1	-	1	320

(Losses) gains on derivatives, net	8(a)	(93)	(20)	29	(5)

Finance costs		(8)	(5)	(24)	(16)

Other income (expense)	5(d)	2	(13)	8	22

Earnings before taxes		626	572	1,599	2,013

Income taxes	7 & 8(c)(iii)	(128)	(236)	(354)	(537)

Net earnings attributable to shareholders of Goldcorp Inc.		$498	$336	$1,245	$1,476

Net earnings per share

Basic	10	$0.61	$0.42	$1.54	$1.84

Diluted	10	0.61	0.41	1.48	1.80

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of United States dollars - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2012	2011	2012	2011

Net earnings attributable to shareholders of Goldcorp Inc.		$498	$336	$1,245	$1,476

Other comprehensive income (loss), net of tax	8(b)

Mark-to-market gains (losses) on securities		19	(67)	(47)	(191)

Reclassification adjustment for impairment losses included in net earnings		6	-	61	1

Reclassification adjustment for realized gains on disposition of securities recognized in net earnings		(1)	-	(1)	(295)

		24	(67)	13	(485)

Total comprehensive income attributable to shareholders of Goldcorp Inc.		$522	$269	$1,258	$991

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2012	2011	2012	2011

Operating Activities

Net earnings		$498	$336	$1,245	$1,476

Adjustments for:

Reclamation expenditures		(6)	(8)	(17)	(18)

Gains on disposition of securities, net	8(b)	(1)	-	(1)	(320)

Items not affecting cash

Depreciation and depletion	5(e) & 6	188	163	500	505

Share of net (earnings) losses of associates	5(c)	(102)	6	(63)	12

Share-based compensation expense	9(c) & (d)	22	24	72	77

Impairment of available-for-sale securities	8(b)(i)	6	-	68	1

Realized gains on share purchase warrants	8(a)	-	-	-	(33)

Unrealized losses (gains) on derivatives, net	8(a)	95	14	(27)	20

Accretion of reclamation and closure cost obligations		4	3	12	10

Reversal of impairment of Primero convertible note	5(d)	(8)	-	-	-

Deferred income tax (recovery) expense	7	(17)	153	(108)	143

Other		8	(10)	6	(12)

Change in working capital	11	(253)	42	(377)	(222)

Net cash provided by operating activities		434	723	1,310	1,639

Investing Activities

Expenditures on mining interests	6(g)	(573)	(466)	(1,697)	(1,217)

Deposits on mining interests expenditures		(96)	(25)	(192)	(39)

Interest paid	6(g)	(8)	(8)	(17)	(17)

Return of capital investment in Pueblo Viejo	5(f)	-	-	-	64

Purchases of securities and other investments	11	-	(124)	(17)	(154)

Proceeds from sales of securities and maturity of investments, net	11	-	-	283	519

Other		2	(1)	13	(6)

Net cash used in investing activities of continued operations		(675)	(624)	(1,627)	(850)

Net cash provided by (used in) investing activities of discontinued operations	11	-	-	5	(88)

Financing Activities

Common shares issued, net of issue costs		23	75	32	470

Dividends paid to shareholders	10	(109)	(82)	(328)	(239)

Net cash (used in) provided by financing activities		(86)	(7)	(296)	231

Effect of exchange rate changes on cash and cash equivalents		-	6	-	(12)

(Decrease) increase in cash and cash equivalents		(327)	98	(608)	920

Cash and cash equivalents, beginning of period		1,221	1,378	1,502	556

Cash and cash equivalents, end of period		$894	$1,476	$894	$1,476

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars - Unaudited)

	Note	September 30 2012	December 31 2011

Assets

Current assets

Cash and cash equivalents	11	$894	$1,502

Accounts receivable	8(a)	880	473

Inventories and stockpiled ore		656	574

Notes receivable	5(d)	5	40

Other		156	361

		2,591	2,950

Mining interests

Owned by subsidiaries	5	23,779	22,673

Investments in associates	5	2,017	1,536

	5	25,796	24,209

Goodwill		1,737	1,737

Investments in securities	8(b)	166	207

Note receivable		42	42

Deposits on mining interests expenditures		67	73

Other		223	156

Total assets	6	$30,622	$29,374

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$792	$619

Income taxes payable		152	48

Derivative liabilities	8(a)	93	65

Other		30	39

		1,067	771

Deferred income taxes		5,464	5,560

Long-term debt		771	737

Derivative liabilities	8(a)	206	237

Provisions		397	375

Income taxes payable		96	113

Other		106	96

Total liabilities		8,107	7,889

Equity

Shareholders’ equity

Common shares, stock options and restricted share units		17,092	16,992

Investment revaluation reserve		56	43

Retained earnings		5,154	4,237

		22,302	21,272

Non-controlling interest		213	213

Total equity		22,515	21,485

Total liabilities and equity		$30,622	$29,374

Commitments and contingencies (notes 8(c)(ii) & 12)

Approved by the Board of Directors and authorized for issue on October 24, 2012.

“Charles Jeannes”, Director	“Ian Telfer”, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands - Unaudited)

	Common Shares

	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total

At January 1, 2012	809,941	$ 16,793	$199	$43	$ 4,237	$21,272	$213	$21,485

Total comprehensive income

Net earnings	-	-	-	-	1,245	1,245	-	1,245

Other comprehensive income	-	-	-	13	-	13	-	13

	-	-	-	13	1,245	1,258	-	1,258

Stock options exercised and restricted share units issued and vested (notes 9(a) & (b))	1,275	57	(25)	-	-	32	-	32

Share-based compensation expense (note 9(c))	-	-	68	-	-	68	-	68

Dividends (note 10)	-	-	-	-	(328)	(328)	-	(328)

At September 30, 2012	811,216	$ 16,850	$242	$56	$ 5,154	$22,302	$213	$22,515

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve (deficit)	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total

At January 1, 2011	798,374	$ 16,258	$149	$460	$ 2,686	$19,553	$213	$19,766

Total comprehensive income

Net earnings	-	-	-	-	1,476	1,476	-	1,476

Other comprehensive loss	-	-	-	(485)	-	(485)	-	(485)

	-	-	-	(485)	1,476	991	-	991

Shares issued in connection with the exercise of share purchase warrants	7,849	372	-	-	-	372	-	372

Stock options exercised and restricted share units issued and vested (notes 9(a) & (b))	3,503	153	(41)	-	-	112	-	112

Share-based compensation expense (note 9(c))	-	-	72	-	-	72	-	72

Dividends (note 10)	-	-	-	-	(239)	(239)	-	(239)

At September 30, 2011	809,726	$ 16,783	$180	$(25)	$ 3,923	$20,861	$213	$21,074

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At September 30, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at September 30, 2012 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 12(b)); the El Morro gold/copper project (70% interest) in Chile (note 12(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 40.9% equity interest in Primero Mining Corp. (“Primero”) (note 5(d)), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.9% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala.

2.	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2011.

The Company’s interim results are not necessarily indicative of its results for a full year.

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at September 30, 2012 were as follows:

Direct parent company (mine site and operating segment) (note 6)	Location	Ownership interest	Mining properties and development projects owned (note 5)

Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project (note 12(a))

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 5)
Associates

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo project (note 12(b))

Primero Mining Corp.	Mexico	40.9%	San Dimas mine

Tahoe Resources Inc.	Guatemala	39.9%	Escobal project
Jointly controlled entity

Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Jointly controlled assets

Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

Intercompany transactions between the Company and its jointly controlled entity and jointly controlled assets are eliminated to the extent of the Company’s interest. Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures, to conform the significant accounting policies used in their preparation to those used by the Company.

3.	CHANGES IN ACCOUNTING STANDARDS

Changes in accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates the most significant of these changes to be as follows:

Consolidation

IFRS 10 – Consolidated Financial Statements (“IFRS 10”), IFRS 11 – Joint Arrangements (“IFRS 11”), IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27 – Separate Financial Statements (“IAS 27”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s unaudited condensed interim consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively.

For the three and nine months ended September 30, 2012, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $70 million and $107 million, respectively, with no impact to net earnings (note 6).

Pro-forma Effect on Consolidated Statements of Earnings	Three months ended September 30, 2012			Nine months ended September 30, 2012

	Actuals	JV adjusted	Equity Proforma	Actuals	JV adjusted	Equity Proforma
Revenues including share of JV revenues	$1,538	$-	$1,538	$4,000	$-	$4,000

Less: Share of joint venture revenues	-	(256)	(256)	-	(426)	(426)
Revenues	1,538	(256)	1,282	4,000	(426)	3,574
Earnings from mine operations	704	(103)	601	1,830	(157)	1,673

Share of net earnings and losses of equity accounted entities	102	70	172	63	107	170
Earnings before taxes	626	(32)	594	1,599	(48)	1,551
Net earnings	$498	$-	$498	$1,245	$-	$1,245

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the three and nine months ended September 30, 2012 would result in a decrease to operating cash flows of $2 million and $30 million, respectively.

Pro-forma Effect on Consolidated Operating Cash Flows	Three months ended September 30, 2012			Nine months ended September 30, 2012

	Actuals	JV adjusted	Equity Proforma	Actuals	JV adjusted	Equity Proforma
Net earnings	$498	$-	$498	$1,245	$-	$1,245

Share of net earnings and losses of equity accounted entities	(102)	(70)	(172)	(63)	(107)	(170)

Other	38	68	106	128	77	205

Dividends from equity accounted entities	-	-	-	-	-	-
Net cash provided by operating activities	$434	$(2)	$432	$1,310	$(30)	$1,280

The impact on the Condensed Interim Consolidated Balance Sheet as at September 30, 2012 would be a net increase to mining interests, including investments in equity accounted entities, of $116 million and a decrease to other assets and total liabilities of $344 million and $228 million, respectively.

Pro-forma Effect on Consolidated Balance Sheet		At September 30, 2012

	Actuals	JV adjusted	Equity Proforma
Current assets	$2,591	$(278)	$2,313

Mining interests	23,779	(395)	23,384

Investments in equity accounted entities	2,017	511	2,528

Other non-current assets	2,235	(66)	2,169
Total assets	$30,622	$(228)	$30,394
Total liabilities	$(8,107)	$228	$(7,879)
Net assets	$22,515	$-	$22,515

The Company does not anticipate IFRS 10, IFRS 12 and the revised IAS 27 and IAS 28 to have a significant impact on its consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity of classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.	PRODUCTION COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Raw materials and consumables	$310	$240	$852	$731

Salaries and employee benefits (i)	114	112	344	334

Contractors	95	75	268	220

Royalties	33	30	95	101

Reclamation and closure cost obligations	-	(13)	-	(30)

Change in inventories (ii)	25	(39)	(42)	(98)

Other	69	55	153	165

	$646	$460	$1,670	$1,423

(i)

Excludes $16 million and $47 million of salaries and employee benefits included in corporate administration expense for the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – $11 million and $37 million, respectively).

(ii)

The change in inventories for the three and nine months ended September 30, 2012 represents a decrease of $7 million and $27 million in finished goods inventories, respectively; a decrease in stockpiled ore of $2 million and $5 million, respectively; and a decrease of $16 million and an increase of $74 million in work-in-process inventories, respectively (three and nine months ended September 30, 2011 – an increase of $13 million and $44 million in finished goods inventories, respectively; a decrease in stockpiled ore of $2 and $3 million, respectively; and an increase in work-in-process inventories of $28 million and $57 million, respectively).

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

5.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates(c )	Total

Cost

At January 1, 2012	$7,087	$5,682	$8,833	$3,993	$1,536	$27,131

Expenditures on mining interests (a)(b)	472	455	9	488	388	1,812

Share of net earnings of associates (c)	-	-	-	-	63	63

Transfers and other movements (d)(g )	146	193	(302)	152	30	219

At September 30, 2012	7,705	6,330	8,540	4,633	2,017	29,225

Accumulated depreciation and depletion

At January 1, 2012	(1,780)	-	-	(1,142)	-	(2,922)

Depreciation and depletion (e )	(287)	-	-	(237)	-	(524)

Transfers and other movements (g)	(45)	-	-	62	-	17

At September 30, 2012	(2,112)	-	-	(1,317)	-	(3,429)

Carrying amount - September 30, 2012	$5,593	$6,330	$8,540	$3,316	$2,017	$25,796

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates (c ) (f)	Total

Cost

At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$ 1,251	$ 25,445

Expenditures on mining interests (a)(b)	442	431	13	475	447	1,808

Share of net losses of associates (c )	-	-	-	-	(98)	(98)

Return of capital invested (f )	-	-	-	-	(64)	(64)

Transfers and other movements (g)	498	256	(829)	115	-	40

At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131

Accumulated depreciation and depletion

At January 1, 2011	(1,357)	-	-	(863)	-	(2,220)

Depreciation and depletion (e)	(423)	-	-	(307)	-	(730)

Transfers and other movements (g )	-	-	-	28	-	28

At December 31, 2011	(1,780)	-	-	(1,142)	-	(2,922)

Carrying amount - December 31, 2011	$5,307	$5,682	$8,833	$2,851	$ 1,536	$ 24,209

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	September 30 2012	December 31 2011
Red Lake (h)	$632	$888	$759	$456	$2,735	$2,592
Porcupine	286	57	-	139	482	442
Musselwhite	151	6	119	233	509	467
Éléonore (a)	-	1,183	-	346	1,529	1,235
Peñasquito (a)(h)	3,074	772	5,591	1,205	10,642	10,488
Los Filos	526	37	-	181	744	733
El Sauzal	70	-	-	14	84	101
Marlin	458	63	35	164	720	725
Cerro Blanco	-	159	-	13	172	129
Alumbrera	216	-	34	144	394	424
Cerro Negro (a)	-	1,934	1,781	260	3,975	3,670
Marigold	156	6	20	60	242	222
Wharf	24	-	-	15	39	36
El Morro (a)	-	1,225	115	12	1,352	1,272
Corporate and other	-	-	86	74	160	137
	$5,593	$6,330	$8,540	$3,316	23,779	22,673
Investments in associates

Pueblo Viejo (f )					1,442	1,052
Primero (c) (d)					219	100
Tahoe					356	384
					2,017	1,536
					$25,796	$24,209

(a)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Éléonore	$4	$2	$10	$5
Camino Rojo	2	2	6	7
Cerro Negro	7	6	19	19
El Morro	4	5	12	13
	$17	$15	$47	$44

The amounts capitalized were determined by applying the weighted average cost of borrowings during the three and nine months ended September 30, 2012 and 2011 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests.

(b)

During the three and nine months ended September 30, 2012, the Company incurred $59 million and $178 million, respectively (three and nine months ended September 30, 2011 – $53 million and $137 million, respectively), in exploration and evaluation expenditures, of which $42 million and $126 million, respectively (three and nine months ended September 30,

GOLDCORP    |  12

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

2011 – $37 million and $95 million, respectively), have been capitalized and included in expenditures on mining interests. The remaining $17 million and $52 million, respectively (three and nine months ended September 30, 2011 – $16 million and $42 million, respectively), were expensed.

(c)

The Company recognized a reversal of impairment expenses recorded in prior periods of $80 million and $57 million for the three and nine months ended September 30, 2012, respectively (year ended December 31, 2011 – impairment expense of $65 million), in respect of the Company’s investment in Primero.

(d)

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero (“Primero convertible note”). As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Additionally, an $8 million impairment expense recorded on the Primero convertible note during the three months ended June 30, 2012 was reversed as a result of an increase in the fair value of the shares received on August 7, 2012 and the gain was recognized in other income during the three months ended September 30, 2012. On September 18, 2012, the Company announced that it had entered into an agreement to sell 8,422,460 Primero shares for total proceeds of C$44 million ($44 million). The secondary offering was closed on October 10, 2012 and immediately following completion of the sale the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(e)

Depreciation and depletion expensed for the three and nine months ended September 30, 2012 was $188 million and $500 million, respectively (three and nine months ended September 30, 2011 – $163 million and $505 million, respectively), as compared to total depreciation and depletion of $194 million and $524 million, respectively (three and nine months ended September 30, 2011 – $173 million and $527 million, respectively), due to the capitalization of depreciation and depletion of $8 million and $29 million, respectively (three and nine months ended September 30, 2011 – $1 and $7 million, respectively), relating to development projects, and movements in amounts allocated to work in progress inventories of $(2) million and $(5) million, respectively (three and nine months ended September 30, 2011 – $9 million and $15 million, respectively).

(f)

During the three months ended March 31, 2011, the Company received a $64 million return of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project, which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests. There was no return of investment received during the three and nine months ended September 30, 2012.

(g)

Transfers and other movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(h)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito and Red Lake mining properties, respectively.

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

6.	SEGMENTED INFORMATION

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (d)	Depreciation and depletion	Earnings from operations and associates (e)(f)	Expenditures on mining interests (g)
	Three months ended September 30, 2012

Red Lake (a)	$207	$21	$110	$68

Porcupine	87	11	24	29

Musselwhite	107	12	47	33

Éléonore	-	-	-	120

Peñasquito (a)	519	65	245	48

Los Filos	131	14	71	16

El Sauzal	28	8	6	2

Marlin	130	26	52	20

Cerro Blanco	-	-	-	13

Alumbrera (i)	256	25	103	16

Cerro Negro	-	-	-	85

Marigold	38	3	14	13

Wharf	35	1	20	1

El Morro	-	-	-	16

Pueblo Viejo	-	-	-	132

Other (c)	-	2	38	7

Total	$1,538	$188	$730	$619

	Three months ended September 30, 2011

Red Lake (a)	$216	$20	$140	$75

Porcupine	130	19	66	24

Musselwhite	102	9	46	12

Éléonore	-	-	-	65

Peñasquito (a)	271	38	86	51

Los Filos	127	13	77	29

El Sauzal	44	11	21	2

Marlin	225	31	151	27

Cerro Blanco	-	-	-	10

Alumbrera	126	15	46	12

Cerro Negro	-	-	-	38

Marigold	43	5	18	7

Wharf	24	-	13	2

El Morro	-	-	-	29

Pueblo Viejo	-	-	-	110

Other (c)	-	2	(54)	3

Total	$1,308	$163	$610	$496

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Revenues (d)	Depreciation and depletion	Earnings (loss) from operations and associates (e ) (f)	Expenditures on mining interests (g )
	Nine months ended September 30, 2012

Red Lake (a)	$560	$56	$304	$201

Porcupine	311	38	116	78

Musselwhite	294	33	110	77

Éléonore	-	-	-	296

Peñasquito (a)	1,275	163	544	191

Los Filos	408	39	233	60

El Sauzal	99	26	32	8

Marlin	415	72	196	66

Cerro Blanco	-	-	-	39

Alumbrera (i)	426	52	157	23

Cerro Negro	-	-	-	235

Marigold	112	10	49	33

Wharf	100	3	55	5

El Morro	-	-	-	80

Pueblo Viejo	-	-	2	388

Other (c)	-	8	(145)	32

Total	$4,000	$500	$1,653	$1,812

	Nine months ended September 30, 2011

Red Lake (a)	$715	$67	$465	$201

Porcupine	308	60	116	68

Musselwhite	286	27	118	46

Éléonore	-	-	-	138

Peñasquito (a)	847	124	294	89

Los Filos	383	45	219	61

El Sauzal	112	30	43	9

Marlin	584	84	380	72

Cerro Blanco	-	-	-	32

Alumbrera	434	47	162	13

Cerro Negro	-	-	-	88

Marigold	114	14	41	15

Wharf	64	2	29	5

El Morro	-	-	-	69

Pueblo Viejo	-	-	-	347

Other (c)	-	5	(174)	6

Total	$3,847	$505	$1,693	$1,259

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Total Assets
	September 30 2012	December 31 2011

Red Lake (a)	$3,259	$3,039

Porcupine	521	483

Musselwhite	537	488

Éléonore	1,613	1,269

Peñasquito (a)	11,807	11,363

Los Filos	1,332	1,226

El Sauzal	220	222

Marlin	915	1,159

Cerro Blanco	176	133

Alumbrera	739	632

Cerro Negro (h)	5,089	4,732

Marigold	369	324

Wharf	76	105

El Morro	1,377	1,292

Pueblo Viejo (b)	1,442	1,052

Other (c)	1,150	1,855

Total	$30,622	$29,374

(a)	The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the Peñasquito and Red Lake reportable operating segment, respectively.

(b)	Total assets include the reduction in the Company’s investment balance as a result of the $64 million return of the Company’s investment received during the year ended December 31, 2011.

(c)

Includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets at September 30, 2012 were $490 million (December 31, 2011 – $1,285 million).

(d)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s revenues (excluding attributable share of revenues from associates) for the three and nine months ended September 30 are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Gold	$1,040	$982	$2,818	$2,774

Silver	245	193	650	576

Copper	154	58	256	255

Zinc	70	49	186	146

Lead	27	18	83	82

Other	2	8	7	14

	$1,538	$1,308	$4,000	$3,847

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(e)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(f)

The $104 million and $54 million of net expenses for the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – net expenses of $38 million and net income of $320 million, respectively), which reconciles the Company’s earnings from operations and associates of $730 million and $1,653 million, respectively (three and nine months ended September 2011 – $610 million and $1,693 million, respectively), to the Company’s earnings before taxes of $626 million and $1,599 million, respectively (three and nine months ended September 2011 – $572 million and $2,013 million, respectively), mainly arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

(g)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and nine months ended September 30, 2012, the change in accrued expenditures was an increase of $38 million and $98 million, respectively (three and nine months ended September 30, 2011 – an increase of $22 million and $4 million, respectively).

(h)

In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations may subject the Company to delays in the project schedule.

(i)	Alumbrera resumed shipments in July 2012 following the temporary suspension of sales in the prior quarter (note 8(c)(ii)).

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

7.	INCOME TAXES

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Current income tax expense	$145	$83	$462	$394

Deferred income tax (recovery) expense	(17)	153	(108)	143

Income taxes	$128	$236	$354	$537

Income tax expense for the three and nine months ended September 30 differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Earnings before taxes	$626	$572	$1,599	$2,013

Canadian federal and provincial income tax rates	25.0%	26.5%	25.0%	26.5%

Income tax expense based on Canadian federal and provincial income tax rates	157	151	400	533

(Decrease) increase attributable to:

Impact of foreign exchange on deferred income tax assets and liabilities (note 8(c)(iii))	(52)	96	(54)	60

Other impacts of foreign exchange	3	(3)	5	(5)

Non-deductible expenditures	6	6	21	22

Effects of different foreign statutory tax rates on earnings of subsidiaries	20	(19)	33	(37)

Impact of increase in Quebec mining tax rates	-	-	-	23

Impact of Mexican inflation on tax values	(9)	(4)	(13)	(12)

Non-taxable portion of gains on disposition of securities	-	-	-	(45)

Non-deductible/(taxable) mark-to-market losses/(gains) on convertible debt	22	9	(3)	9

Other	(19)	-	(35)	(11)

	$128	$236	$354	$537

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

8.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	September 30 2012	December 31 2011

Current derivative assets (1)

Foreign currency, heating oil, copper, lead and zinc contracts	$60	$20

Investments in warrants	-	1

	$60	$21

Non-current derivative assets (2)

Foreign currency contracts	$1	$-

Current derivative liabilities

Foreign currency, heating oil, copper, lead and zinc contracts	$(49)	$(28)

Non-financial contract to sell silver to Silver Wheaton (i)	(44)	(37)

	$(93)	$(65)

Non-current derivative liabilities

Non-financial contract to sell silver to Silver Wheaton (i)	$(36)	$(53)

Conversion feature of convertible senior notes	(170)	(184)

	$(206)	$(237)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

(2)	Included in other non-current assets on the Condensed Interim Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	September 30 2012	December 31 2011

Arising from sales of metal concentrates – classified as at FVTPL	$591	$292

Not arising from sales of metal concentrates – classified as loans and receivables	289	181

Accounts receivable	$880	$473

GOLDCORP    |  19

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The net (losses) gains on derivatives for the three and nine months ended September 30 were comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Realized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$7	$2	$16	$3

Non-financial contract to sell silver to Silver Wheaton (i)	(5)	(8)	(14)	(21)

Share purchase warrants	-	-	-	33

	2	(6)	2	15

Unrealized (losses) gains

Foreign currency, heating oil, copper, lead, zinc and silver contracts	6	(6)	20	6

Investments in warrants	-	1	(1)	(4)

Non-financial contract to sell silver to Silver Wheaton (i)	(15)	24	(6)	16

Share purchase warrants	-	-	-	(5)

Conversion feature of convertible senior notes	(86)	(33)	14	(33)

	(95)	(14)	27	(20)

	$(93)	$(20)	$29	$(5)

(i)

At September 30, 2012, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton Corporation (“Silver Wheaton”) during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $80 million (December 31, 2011 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $34.63 to $34.75 per ounce (December 31, 2011 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. The remaining total ounces to be delivered by the Company as at September 30, 2012 were 2.8 million ounces (December 31, 2011 – 3.9 million ounces).

GOLDCORP    |  20

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets) amounting to $16 million at September 30, 2012 (December 31, 2011 – $15 million) and other equity securities (classified as non-current) are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Mark-to-market gains (losses) on securities	$22	$(77)	$(52)	$(213)

Deferred income tax (expense) recovery in OCI	(3)	10	5	22

Mark-to-market gains (losses) on securities, net of tax	19	(67)	(47)	(191)

Reclassification adjustment for impairment losses included in net earnings, net of tax (i)	6	-	61	1

Reclassification adjustment for realized gains on disposition of securities recognized in net earnings, net of tax	(1)	-	(1)	(295)

	$24	$(67)	$13	$(485)

(i)

During the three and nine months ended September 30, 2012, the Company recognized additional impairment expense of $6 million and $68 million, respectively (net of tax, $6 million and $61 million, respectively), on certain of its equity and marketable securities resulting from continued decline in the market prices of the underlying securities. The mark-to-market losses recognized in OCI during the three and nine months ended September 30, 2012 for these securities have been reclassified to net earnings (three and nine months ended September 30, 2011 – $nil and $1 million, respectively).

(c)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2012.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2012.

GOLDCORP    |  21

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

During the three and nine months ended September 30, 2012, the Company generated operating cash flows of $434 million and $1,310 million, respectively (three and nine months ended September 30, 2011 – $723 million and $1,639 million, respectively). At September 30, 2012, the Company held cash and cash equivalents in the amount of $894 million (December 31, 2011 – $1,502 million), of which $117 million (December 31, 2011 – $89 million) is held by the Company’s joint ventures and are not available for use by the Company. At September 30, 2012, the Company had working capital of $1,295 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,045 million) which the Company defines as current assets less current liabilities.

Early in the second quarter of 2012, a new resolution from the Argentinian Ministry of Economy and Public Finance was issued that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Alumbrera, a joint venture of the Company, temporarily suspended shipments while management reviewed the potential impact of the new resolution. On July 17, 2012, a revised resolution was issued, extending the 15 day limit to 180 days, enabling Alumbrera to resume shipments. Alumbrera expects to ship the remaining balance of 38,000 dmt over the balance of 2012.

The Argentinian government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

At September 30, 2012, the Company had an undrawn $2.0 billion revolving credit facility available. At September 30, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $405 million (December 31, 2011 – $308 million).

At September 30, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $767 million (December 31, 2011 – $765 million), including $230 million relating to the Éléonore project, $124 million relating to the Cerro Negro project, $64 million relating to the El Morro project, $46 million relating primarily to the optimization of the processing lines and the Waste Rock Overland Conveyor system at Peñasquito, and $140 million representing the Company’s share of committed capital expenditures of its associates.

In the opinion of management, the working capital at September 30, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is in the amount of $2.6 to $2.7 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

GOLDCORP    |  22

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2012.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”).

During the three and nine months ended September 30, 2012, excluding the impact of foreign exchange on income taxes, the Company recognized a net foreign exchange gain of $1 million and $2 million (included in other income (expenses)), respectively (three and nine months ended September 30, 2011 – net loss of $17 million and net gain of $6 million, respectively). Based on the Company’s net exposure (excluding exposures relating to income taxes) at September 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $7 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2012, the Company recognized a net foreign exchange gain of $52 million and $48 million (included in income tax expense), respectively, on income taxes receivable/(payable) and deferred income taxes (three and nine months ended September 30, 2011 – net loss of $72 million and $53 million, respectively). Based on the Company’s net exposure relating to income taxes at September 30, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $109 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, undrawn revolving credit facility, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three and nine months ended September 30, 2012.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and nine months ended September 30, 2012.

GOLDCORP    |  23

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

9.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 56,412 stock options to its employees and officers during the three months ended September 30, 2012, which vest over a period of 3 years, are exercisable at C$35.66 to C$39.75 per option, expire in 2017, and had a total fair value of $1 million at the date of grant for the estimated number of stock options expected to vest ($9.48 to $9.90 per option).

The fair value of stock options granted during the three months ended September 30, 2012 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012

Expected life		3 years

Expected volatility		37.1%

Expected dividend yield		< 1.4%

Estimated forfeiture rate		0%

Risk-free interest rate		1.2%

Weighted average share price	C$	37.19

There were no stock options granted during the three months ended June 30, 2012. There were 1.5 million stock options granted during the three months ended March 31, 2012, which vest over a period of 3 years, are exercisable at C$48.72 per option, expire in 2017, and had a total fair value of $18 million at the date of grant for the estimated number of stock options expected to vest ($13.00 per option).

The Company granted 46,530 stock options during the three months ended June 30, 2011, which vest over a period of 3 years, are exercisable at C$46.76 per option, expire in 2016 and had a total fair value of $1 million at the date of grant for the estimated number of stock options expected to vest ($13.51 per option). There were 5.9 million stock options granted during the three months ended March 31, 2011, which vest over a period of 3 years, are exercisable at C$48.16 per option, expire in 2016 and had a total fair value of $79 million at the date of grant for the estimated number of stock options expected to vest ($14.49 per option). There were no stock options granted during the three months ended September 30, 2011.

The fair value of stock options granted during the three months ended March 31 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012		2011

Expected life		3 years		3 years

Expected volatility		37.6%		42.7%

Expected dividend yield		<1.1%		<1.0%

Estimated forfeiture rate		9.0%		9.0%

Risk-free interest rate		1.1%		2.0%

Weighted average share price	C$	48.72	C$	48.16

GOLDCORP    |  24

Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves for Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

The following table summarizes the changes in outstanding stock options during the nine months ended September 30, 2012 and 2011:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)

At January 1, 2012	17,574	$41.49

Granted	1,592	48.31

Exercised	(898)	36.60

Forfeited	(1,270)	46.61

At September 30, 2012	16,998	$42.00

At January 1, 2011	15,693	$37.41

Granted	5,993	48.15

Exercised	(3,271)	34.45

Forfeited	(443)	41.36

At September 30, 2011	17,972	$41.43

During the three and nine months ended September 30, 2012, the weighted average share price at the date stock options were exercised was C$44.10 and C$44.13, respectively (three and nine months ended September 30, 2011 – C$51.87 and C$50.44, respectively).

The following table summarizes information about the Company’s stock options outstanding at September 30, 2012:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$16.87 - $19.23	724	$18.53	2.2	724	$18.53	2.2
$24.40 - $25.71	637	25.64	4.7	636	25.64	4.7
$28.84 - $31.93	633	31.02	3.7	633	31.02	3.7
$34.39 - $37.82	2,273	35.72	1.7	2,238	35.72	1.6
$39.36 - $40.79	1,641	39.77	0.8	1,613	39.77	0.7
$44.50 - $46.76	4,601	44.53	2.6	2,987	44.52	2.6
$48.16 - $48.72	6,489	48.27	3.6	1,833	48.16	3.5
	16,998	$42.00	2.8	10,664	$38.89	2.4

(b)	Restricted share units (“RSUs”)

The Company issued 17,764 RSUs during the three months ended September 30, 2012, which vest over a period of 3 years. The total fair value for the RSUs issued was $1 million at the date of issuance (weighted average fair value per RSU – $38.13), measured based on the market value of the underlying shares at the date of issuance. There were 36,495 RSUs issued during the three months ended June 30, 2012, of which 35,000 vested immediately, with the remainder vesting over 3 years. The total fair value for the RSUs issued was $1 million at the date of issuance (weighted average fair value per RSU –

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

$38.26). There were 1.2 million RSUs granted during the three months ended March 31, 2012, which vest over 3 years and had a total fair value of $51 million at the date of issuance for the estimated number of RSUs expected to vest (weighted average fair value per RSU – $48.80).

There were no RSUs issued during the three months ended September 30, 2011. The Company issued 32,500 RSUs during the three months ended June 30, 2011, of which 31,500 vested immediately, with the remainder vesting over 3 years. The total fair value for the RSUs issued was $2 million at the date of issuance (weighted average fair value per RSU – $48.69). There were 0.5 million RSUs issued during the three months ended March 31, 2011, which vest over three years and had a total fair value of $22 million at the date of issuance (weighted average fair value per RSU – $49.58). At September 30, 2012, there were 1.4 million RSUs outstanding (December 31, 2011 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the three and nine months ended September 30, 2012 and recorded as share-based compensation expense, included in corporate administration in the Condensed Interim Consolidated Statements of Earnings, with a corresponding credit to shareholders’ equity was $20 million and $68 million, respectively (three and nine months ended September 30, 2011 – $23 million and $72 million, respectively).

(d)	Performance share units (“PSUs”) compensation

There were no PSUs issued during the three months ended September 30, 2012 and the three months ended June 30, 2012. During the three months ended March 31, 2012, the Company issued 0.2 million PSUs with a total fair value of $8 million at the date of issuance. During the three months ended March 31, 2011, the Company issued 0.3 million PSUs with a total fair value of $15 million at the date of issuance. There were no PSUs issued during the three months ended September 30, 2011 and the three months ended June 30, 2011.

The grant date fair value of PSUs issued during the three months ended March 31, 2012 was calculated using a binomial pricing model with the following weighted average assumptions:

	2012		2011

Expected life		3 years		3 years

Expected volatility		37.2%		24.6%

Expected dividend yield		<1.0%		<1.0%

Estimated forfeiture rate		9.0%		9.1%

Risk-free interest rate		1.1%		3.4%

Weighted average share price	C$	47.41	C$	43.73

Total share-based compensation included in corporate administration in the Condensed Interim Consolidated Statements of Earnings relating to PSUs for the three and nine months ended September 30, 2012 and recorded in liabilities was $2 million and $4 million, respectively (three and nine months ended September 30, 2011 – $1 million and $5 million, respectively).

At September 30, 2012, the carrying amount of PSUs outstanding and included in current liabilities and other non-current liabilities was $5 million and $6 million, respectively (December 31, 2011 – $nil and $7 million, respectively). At September 30, 2012, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2011 – $nil).

(e)	Employee share purchase plan

During the three and nine months ended September 30, 2012, the Company recorded compensation expense of $1 million and $3 million, respectively (three and nine months ended September 30, 2011 – $1 million and $3 million, respectively), in

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

corporate administration and production costs in the Condensed Interim Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan.

(f)	Issued share capital

The Company has an unlimited number of authorized shares. As at September 30, 2012, the Company has 46.5 million and 4.2 million common shares reserved in connection with the exercise of stock options and the vesting of RSUs, respectively.

10.	PER SHARE INFORMATION

Net earnings per share for the three and nine months ended September 30 was calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Basic net earnings	$498	$336	$1,245	$1,476

Effect of dilutive securities:

Share purchase warrants – change in fair value recognized in net earnings	-	-	-	(28)

Conversion feature of convertible senior notes – change in fair value recognized in net earnings	-	-	(14)	-

Diluted net earnings	$498	$336	$1,231	$1,448
Net earnings per share for the three and nine months ended September 30 was calculated based on the following:
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Basic weighted average number of shares outstanding	810,696	808,575	810,350	802,659
Effect of dilutive securities:
Stock options	911	3,043	1,174	2,386
RSUs	1,378	729	1,378	729
Share purchase warrants	-	-	-	313
Convertible senior notes	-	-	18,073	-
Diluted weighted average number of shares outstanding	812,985	812,347	830,975	806,087

The weighted average number of stock options outstanding during the three and nine months ended September 30, 2012 was 17.0 million and 16.7 million, respectively (three and nine months ended September 30, 2011 – 18.0 million and 16.5 million, respectively), of which 4.3 million and 5.9 million, respectively, were dilutive (three and nine months ended September 30, 2011 – 18.0 million and 12.1 million, respectively) and included in the above tables. The effect of the remaining 12.7 million and 10.8 million stock options, respectively (three and nine months ended September 30, 2011 – nil and 4.4 million, respectively), was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$38.92 and C$41.41, respectively (nine months ended September 30, 2011 – C$47.55).

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The effect of outstanding convertible senior notes was anti-dilutive for the three months ended September 30, 2012 and was therefore excluded from the computation of diluted net earnings per share. In the event that the convertible senior notes were dilutive, the computation of diluted net earnings per share from continuing operations and net earnings per share would have included the following:

Three Months Ended September 30 2012
Effect on diluted net earnings from continuing operations and net earnings:
Conversion feature of convertible senior notes – change in fair value recognized in earnings during the period	$86
Effect on diluted weighted average number of shares outstanding (in thousands):
Convertible senior notes	18,151

All of the Company’s share purchase warrants were exercised or expired during the three months ended June 30, 2011.

Dividends declared:

During the three and nine months ended September 30, 2012, the Company declared and paid to its shareholders dividends of $0.135 and $0.405 per share, respectively, for total dividends of $109 million and $328 million, respectively (three and nine months ended September 30, 2011 – $0.102 and $0.298 per share, respectively, for total dividends of $82 million and $239 million, respectively). For the period October 1, 2012 to October 25, 2012, the Company declared dividends payable of $0.045 per share for total dividends of approximately $37 million.

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Change in operating working capital

Accounts receivable	$(439)	$123	$(437)	$46

Inventories and stockpiled ore	7	(46)	(84)	(120)

Accounts payable and accrued liabilities	101	(4)	63	(41)

Income taxes payable	64	(34)	79	(89)

Other	14	3	2	(18)

	$(253)	$42	$(377)	$(222)

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Operating activities include the following cash received (paid):

Interest received	$3	$1	$6	$3

Interest paid	-	(1)	(1)	(3)

Income taxes received	1	-	29	-

Income taxes paid	(99)	(119)	(426)	(481)

Investing activities include the following cash received (paid):

Purchases of available-for-sale securities	-	-	(7)	(15)

Purchases of money-market investments	-	(124)	(10)	(139)

Net proceeds from the disposition of Osisko shares	-	-	-	519

Proceeds from the maturity of money-market investments	-	-	283	-

Investing activities of discontinued operations include the following cash received (paid):

Principal repayment on promissory note receivable from Primero (note5(d))	-	-	5	-

Income taxes paid	-	-	-	(88)

			September 30	December 31
			2012	2011

Cash and cash equivalents (a) are comprised of:

Cash			$187	$160

Short-term money market investments			707	1,342

			$894	$1,502

(a)	At September 30, 2012, $117 million (December 31, 2011 – $89 million) of cash and cash equivalents are held by the Company’s joint ventures and are not available for use by the Company.

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

12.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick Gold Corporation (“Barrick”) seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold Inc. (“New Gold”) on January 7, 2010 with respect to the acquisition of the El Morro project in Chile. Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project. Barrick did not appeal the Superior Court’s decision and Goldcorp and Barrick have settled the payment of costs, fully resolving this matter in the third quarter of 2012.

On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was previously issued by the Chilean environmental authority. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the Chilean environmental authority (“SEA”). Following this, the SEA initiated the administrative process in June to address the deficiencies identified by the courts. On August 7, 2012, CAHA filed another constitutional action against the SEA seeking to invalidate the administrative process initiated. The SEA filed a response with the court defending the validity of the administrative process on September 25, 2012. El Morro requested approval of the Court to participate as an interested third party and filed its own defense of the administrative process. The Court of Appeals of Copiapo heard oral argument of all parties on October 23, 2012 and is expected to issue its ruling in the near future. The decision of the Court may be appealed to the Supreme Court.

(b)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, was sued in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but appears to seek suspension of Pueblo Viejo operations. PVDC is vigorously defending the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred with respect to that matter. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case was sent to a new trial court for issuance of ruling. The trial court ruled in favour of PVDC. Miguel De Pena has appealed the decision and such appeal is pending to be ruled by the Constitutional Court. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel De Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. Miguel De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court. The Trial Court requested that a former PVDC manager provide information to the Court and suspended the matter pending receipt of the manager’s presentation.

In March 2012, Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Dominican Government. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic

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Third Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz alone and together with her husband previously filed similar actions against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

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CORPORATE OFFICE	STOCK EXCHANGE LISTING
Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CIBC Mellon Trust Company
TORONTO OFFICE	(Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company) Suite 1670 – 1066 West Hastings Street
Suite 3201 – 130 Adelaide Street West	Vancouver, BC V6E 3X1 Canada
Toronto, ON M5H 3P5 Canada	Toll free in Canada and the US:
Tel: (416) 865-0326	(800) 387-0825
Fax: (416) 359-9787	Outside of Canada and the US:
RENO OFFICE	(416) 682-3860 inquiries@canstockta.com www.canstockta.com
Suite 310 – 5190 Neil Road
Reno, NV 89502 United States	AUDITORS
Tel: (775) 827-4600
Fax: (775) 827-5044	Deloitte & Touche LLP
MEXICO OFFICE

Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:    (800) 567-6223

Email:         info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities

Commission can be accessed on SEDAR at

www.sedar.com.

Paseo de las Palmas 425 – 15
Lomas de Chapultepec
11000 Mexico, D.F.
Tel: 52 (55) 5201-9600
GUATEMALA OFFICE
5ta avenida 5 – 55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601
Guatemala City
Guatemala, 01014
Tel: (502) 2329 2600
The Company’s filings with the US Securities and

ARGENTINA OFFICE

Av Leandro N. Alem 855, piso 27

C1001 AAD

Buenos Aires, Argentina

Tel:      54 9 11 4323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703

Las Condes

Santiago 7580125, Chile

Tel:      56 2898 9300

Exchange Commission can be accessed on EDGAR at www.sec.gov.

GOLDCORP    |  32